



Rangoon Restaurant Concepts LLC
Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $75,000

Minimum Raise Amount: $15,000

Repayment Period: 3 years (36 months)

Collateral: Unsecured

Offering End Date: April 15, 2022

Company Details:

Name: Rangoon Restaurant Concepts LLC

Founded: 2020

Address: 500 Prospect Place, Brooklyn, NY 11238

Industry: Full Service Restaurant

Employees: 14

Website: https://www.rangoon.nyc/

Use of Funds Allocation:

If maximum raise is met:

$72,375 (96.5%) – opening a new location

$2,625 (3.5%) – SMBX's capital raise fee





Business Metrics:

	FY19	FY20	YTD 12/24/21
Total Assets	N/A	$53,314	$302,574
Cash & Cash Equivalents	N/A	$26,553	$244,684
Accounts Receivable	N/A	$0	$0
Short-term Debt	N/A	$51,293	$252,415
Long-term Debt	N/A	$0	$0
Revenue	N/A	$392,534	$1,433,643
Cost of Goods Sold	N/A	$104,363	$284,272
Taxes	N/A	$0	$0
Net Income	N/A	$52,267	$45,342

About:

Rangoon Restaurant Concepts LLC is a full-service restaurant that serves Burmese dishes from recipes passed to Chef Myo Moe's mother, grand-mother, great grand-mother, and beyond.

For more information, contact our Customer Support Team at support@thesmbx.com

